Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2022	2021

ASSETS
Current Assets
Cash and cash equivalents	$67,666	$11,202
Short term deposits	10,336	10,004
Marketable securities	-	62,924
Prepaid expenses and other receivables	1,184	2,199
Cash held with respect to CVR Agreement	113	113
Total Current Assets	79,299	86,442

Non-Current Assets
Property and equipment, net	3,294	2,530
Other assets	6,028	6,174
Total Non-Current Assets	9,322	8,704

TOTAL ASSETS	$88,621	$95,146

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$1,358	$878
Accrued expenses and other liabilities	4,272	3,727
CVR holders	113	113
Total Current Liabilities	5,743	4,718

Non-Current Liabilities
Other long-term Liabilities	5,226	5,389
Total Non-Current Liabilities	5,226	5,389

Commitments and Contingent Liabilities

TOTAL LIABILITIES	10,969	10,107

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.4 par value:
Authorized: 45,000,000 shares as of March 31, 2022 and December 31, 2021;
Issued and outstanding: 18,373,427 and 18,331,507 as of March 31, 2022 and December 31, 2021;	2,112	2,107
Additional paid in capital	134,629	133,796
Foreign currency translation adjustments	1,101	1,101
Accumulated deficit	(60,190)	(51,965)
TOTAL SHAREHOLDERS’ EQUITY	77,652	85,039
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$88,621	$95,146

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	For the three months ended
	March 31,
	2022	2021

Revenues	$-	$-

Operating expenses:
Research and development expenses	4,682	2,497
General and administrative expenses	1,722	1,305
	6,404	3,802

Operating loss	(6,404)	(3,802)

Other income/(expense), net	(1,821)	602

Net (loss)	(8,225)	(3,200)

Other comprehensive income (loss)
Exchange differences arising from translating financial statements from functional to presentation currency	-	(2,788)
Total other comprehensive income (loss)	-	(2,788)
Total comprehensive (loss)	$(8,225)	$(5,988)

Basic & diluted (loss) per share	$(0.45)	$(0.19)
Weighted average number of shares outstanding	18,369,827	16,479,750

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid in	Currency translation	Accumulated
	Shares	Amount	capital	reserve	deficit	Total

Balance as of December 31, 2021	18,331,507	$2,107	$133,796	$1,101	$(51,965)	$85,039
Changes during the three months period ended March 31, 2022:
Restricted stock units vested	34,295	4	(4)	-	-	-
Exercise of options	7,625	1	49	-	-	50
Stock based compensation	-	-	788	-	-	788
Net loss	-	-	-	-	(8,225)	(8,225)
Balance as of March 31, 2022 (unaudited)	18,373,427	2,112	134,629	1,101	(60,190)	77,652

Balance as of December 31, 2020	14,587,934	$1,646	$70,361	$977	$(37,497)	$35,487
Changes during the three months period ended March 31, 2021:
Issuance of shares and warrants for cash consideration of $57,629 net of $4,455 issuance costs	2,848,629	352	52,822	-	-	53,174
Exercise of options	13,435	2	38	-	-	40
Exercise of warrants	855,813	104	7,598	-	-	7,702
Stock based compensation	-	-	190	-	-	190
Other comprehensive loss	-	-	-	(2,788)	-	(2,788)
Net loss	-	-	-	-	(3,200)	(3,200)
Balance as of March 31, 2021 (unaudited)	18,305,811	$2,104	$131,009	$(1,811)	$(40,697)	$90,605

*	Less than $1

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the three months ended March 31,
	2022	2021
Cash flows from operating activities
Net (loss)	$(8,225)	$(3,200)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	188	117
Non-cash operating lease expenses	185	52
Share-based compensation	788	190
Loss (income) on marketable securities and short-term bank deposits	1,966	(388)
Changes in operating asset and liability items:
Decrease in prepaid expenses and other receivables	1,058	245
Increase (decrease) in accounts payable trade	480	(101)
Increase in accrued expenses and other liabilities	468	798
Operating lease liabilities	(177)	(53)
Net cash (used in) provided by operating activities	(3,269)	(2,340)

Cash flows from investing activities
Purchase of property and equipment	(952)	(173)
Release (investment) in short-term bank deposits	(315)	9,113
Purchases of marketable securities	(1,608)	(69,755)
Proceeds from sales of marketable securities	62,549	1,226
Net cash provided by (used in) investing activities	59,674	(59,589)

Cash flows from financing activities
Proceeds from issuance of shares and warrants net of $4,455 issuance expenses	-	53,174
Proceeds from exercise of warrants	-	7,702
Proceeds from exercise of options	50	40
Net cash provided by financing activities	50	60,916

Increase (decrease) in cash and cash equivalents	56,455	(1,013)
Cash and cash equivalents - beginning of period	11,636	7,012
Exchange rate differences on cash and cash equivalents	-	(599)
Cash and cash equivalents - end of period	$68,091	$5,400
Non-cash transactions:
Warrants issued in settlement of issuance costs to a placement agent	$-	$2,095
Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash paid (received) for interest, net	$7	$(46)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2022 (UNAUDITED)

NOTE 1 –	GENERAL

a.	Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage macrophage reprogramming immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel.

Enlivex Therapeutics R&D Ltd. (“Enlivex R&D”) was incorporated in September 2005 under the laws of the State of Israel. On March 26, 2019, upon consummation of a merger transaction between the Parent and Enlivex R&D, Enlivex R&D became a wholly owned subsidiary of the Company.

In January 2015, Enlivex Therapeutics Inc. was incorporated in the State of Delaware as a wholly owned subsidiary of the Parent.

On June 21, 2021 Enlivex Therapeutics RDO Ltd. was established in Israel as a wholly owned subsidiary of the Parent.

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include solid tumors, sepsis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of March 31, 2022, had an accumulated deficit of $60,190 thousand.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months from the filing of these financial statements on Form 6-K. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2022 (UNAUDITED)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2021 Annual Report on Form 20-F, as filed with the SEC on April 29, 2022. The results of operations for these interim periods are not necessarily indicative of the operating results for any future period. The December 31, 2021 financial information has been derived from the Company’s audited financial statements.

Use of Estimates

The preparation of interim financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts in the consolidated balance sheets and statements of operations, it also requires that management exercise its judgment in applying the Company’s accounting policies. On an ongoing basis, management evaluates its estimates, including estimates related to its stock-based compensation expense and implicit interest rate on new lease liabilities. Significant estimates in these interim financial statements include estimates made for accrued research and development expenses and stock-based compensation expenses.

Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future.

Until September 30, 2021, the functional currency of Enlivex R&D was the New Israeli Shekel (“NIS”).

Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities incurred after September 30, 2021 were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income for the three months ended March 31, 2022 were translated at the approximate exchange rate in effect at the time of the transaction, and transactions for the three months ended March 31, 2021 were translated at average exchange rates during the applicable period. Gains or losses resulting from translation adjustments for the three months ended March 31, 2021 are reported in other comprehensive income (loss).

one U.S. dollar = 3.176 NIS and 3.110 NIS as of March 31, 2022 and December 31, 2021, respectively.

The U.S. dollar increased against the NIS 2.12%, and 3.7% in the three months ended March 31, 2022 and 2021, respectively.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Recently Adopted Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging: Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity by removing certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. The standard also enhances the consistency of earnings-per-share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings-per-share calculations. ASU 2020-06 became effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2021. The Company evaluated ASU 2020-06 and determined that its adoption did not have an impact on the Company’s condensed consolidated financial statements and related disclosures.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2022 (UNAUDITED)

Recently Issued Accounting Pronouncements Not Yet Adopted

The Company has evaluated other recently issued accounting pronouncements and does not currently believe that any of these pronouncements will have a material impact on its condensed consolidated financial statements and related disclosures.

Significant Accounting Policies

There have been no material changes to the significant accounting policies previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

Marketable Securities.

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company invests its excess cash primarily in mutual funds that are classified based on the nature of their underlying securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in other income/(expense), net.

Net (loss) income recognized on equity securities for the three months ended March 31, 2022 and 2021 was $(1,982) and $388 thousand of which $0 and $392 thousand, respectively, were not realized.

NOTE 3 –	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	March 31,	December 31,
(in thousands)	2022	2021

Cash held in banks	$58,664	$1,199
Bank deposits in U.S.$ (annual average interest rates 0.1% and 0.1%)	9,002	10,003
Total cash and cash equivalents	67,666	11,202
Cash held with respect to CVR Agreement	113	113
Restricted cash – noncurrent – Other assets	312	321
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$68,091	$11,636

NOTE 4 –	SHORT TERM DEPOSITS

	March 31,	December 31,
(in thousands)	2022	2021

Bank deposits in U.S.$ (annual average interest rates 0.3% and 0.6%)	$10,336	$10,004
Total short-term deposits	$10,336	$10,004

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2022 (UNAUDITED)

NOTE 5 –	PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	March 31,	December 31,
(in thousands)	2022	2021

Cost:
Laboratory equipment	$1,910	$1,891
Computers	272	256
Office furniture & equipment	209	192
Leasehold improvements	2,421	1,521
	4,812	3,860
Accumulated depreciation:
Laboratory equipment	1,075	960
Computers	154	138
Office furniture & equipment	18	15
Leasehold improvements	271	217
	1,518	1,330
Depreciated cost	$3,294	$2,530

Depreciation expenses for the three months ended March 31, 2022 and 2021 were $188 and $117 thousand, respectively.

NOTE 6 –	OTHER ASSETS

	March 31,	December 31,
(in thousands)	2022	2021

Restricted cash	$312	$321
Long-term prepaid expenses	136	164
Right-of-Use assets, net	5,580	5,689
	$6,028	$6,174

NOTE 7 –	ACCRUED EXPENSES AND OTHER LIABILITIES

	March 31,	December 31,
(in thousands)	2022	2021

Vacation, convalescence and bonus accruals	$593	$1,068
Employees and payroll related	1,225	519
Short term operating lease liabilities	694	617
Accrued expenses and other	1,760	1,523
	$4,272	$3,727

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2022 (UNAUDITED)

NOTE 8 –	LEASES

The Company is a party to operating leases for its corporate offices, laboratory space and vehicles. The Company’s real property operating leases have remaining lease terms of up to 3.5 years, some of which include options to extend the leases for up to five years.

	Three months ended March 31,
(in thousands)	2021	2021

The components of lease expense were as follows:
Operating leases expenses	$237	$245
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$236	$210

Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$91	$5,444

	March 31,	December 31,
(in thousands)	2022	2021
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$6,420	$6,329
Accumulated amortization	840	640
Operating lease Right-of-Use assets, net	$5,580	$5,689
Lease liabilities – current - Accounts payable and accrued liabilities	$694	$617
Lease liabilities – noncurrent	5,226	5,389
Total operating lease liabilities	$5,920	$6,006
Weighted average remaining lease term in years	8.35	8.6
Weighted average annual discount rate	3.6%	3.6%

Maturities of operating lease liabilities as of March 31, 2022, were as follows:
2022 (after March 31)	$666
2023	848
2024	737
2025	775
2026 and onwards	3,800
Total undiscounted lease liability	$6,826
Less: Imputed interest	$(906)
Present value of lease liabilities	$5,920

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2022 (UNAUDITED)

NOTE 9 –	COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority (the “IIA”)), computed on the basis of proceeds from the sale or license of products for which development was supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at a LIBOR-based rate.

The gross amount of grants received by the Company from the IIA, including accrued interest as of March 31, 2022, was approximately $8 million. As of March 31, 2022, the Company had not paid any royalties to the IIA.

In January 2022, the Company submitted a new grant application to the IIA to approve expenditure of $4.8 million of its clinical development program for the prevention of cytokine storms and organ dysfunction associated with sepsis for a period commencing January 1, 2022 and ending December 31, 2022 (the “2022 Sepsis Grant Application”). If approved, the Company expects to receive a grant of up to $1 million for expenses associated with the Company’s ongoing sepsis clinical Phase II trial.

NOTE 10 –	EQUITY

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

	Number of Warrants	Weighted average exercise price
Outstanding January 1, 2022	704,355	$13.18
Forfeited and expired	(502,104)	$9.5
Outstanding and exercisable March 31, 2022	202,251

Comprised as follows:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
22,750	$10	February 26, 2020	February 24, 2025
160,727	$25	February 12, 2021	February 9, 2026
18,774	$25	February 17, 2021	February 9, 2026
202,251

NOTE 11 –	SHARE-BASED COMPENSATION

a)	As of March 31, 2022, 4,150,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan, of which 1,186,343 shares were available for future grant.

b)	The following table contains information concerning options granted under the existing equity incentive plans:

	Three months ended March 31,
	2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,142,547	$6.02	1,884,420	$5.52
Granted	264,700	$5.48	-	$-
Forfeited and expired	-	$-	(500)	$4.68
Exercised	(7,625)	$6.49	(13,435)	$2.94
Outstanding at end of period	2,399,622	$5.95	1,870,485	$5.54
Exercisable at end of period	1,676,873	$4.98	1,326,322	$5.19

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2022 (UNAUDITED)

	Three months ended March 31,
	2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Non-vested at beginning of period	529,082	$8.69	601,227	$5.93
Granted	264,700	$5.48	-	$-
Vested	(71,033)	$7.01	(56,564)	$4.85
Forfeited	-	$-	(500)	$4.68
Non-vested at the end of period	722,749	$7.67	544,163	$6.04

During the three months ended March 31, 2022 and 2021, the Company recognized $565 thousand and $175 thousand, respectively, of share-based compensation expenses related to stock options. As of March 31, 2022, the total unrecognized estimated compensation cost related to outstanding non-vested stock options was $2,234 thousand, which is expected to be recognized over a weighted average period of 1.75 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at March 31, 2022:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$2.69	649,883	3.17	$1,884,660	649,883
$3.66	250,000	8.09	481,750	159,722
$4.68	55,500	8.00	50,505	27,750
$5.35	234,200	10	58,550	-
$6.22	634,177	5.25	-	620,879
$6.49	22,875	0.28	-	-
$8.19	150,000	7.63	-	75,000
$8.23	20,000	9.64	-	-
$8.30	15,000	9.35	-	-
$9.02	40,500	8.63	-	10,125
$10.12	12,126	6.68	-	9,700
$12.21	2,421	6.99	-	1,816
$12.23	250,000	9.16	-	90,278
$14.00	60,500	9.07	-	30,250
$21.40	1,940	7.32	-	970
$90.16	500	2.67	-	500
	2,399,622		$2,475,465	1,676,873

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2022 (UNAUDITED)

d)	The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	Three months ended March 31,
	2022		2021
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	229,331	$10.08	-	$-
Granted	-	$-	48,375	$14.67
Vested	(44,544)	$10.29	-	$-
Nonvested at end of period	184,787	$10.02	48,375	$14.67

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price, if no sales were reported). For the three months ended March 31, 2022 and 2021, the Company recognized $223 thousand and $15 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of March 31, 2022 was $1,077 thousand, which is expected to be recognized over a weighted average period of 1.75 years.

e)	The following table summarizes share-based compensation expenses related to grants under the existing equity incentive plans included in the statements of operations:

	Three months ended March 31,
(in thousands)	2022	2021
Research & development	$390	$88
General & administrative	398	102
Total	$788	$190

NOTE 12 –	FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of March 31, 2022 and December 31, 2021:

(in thousands)	March 31, 2022
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$67,666	$67,666	$-	$-
Short term deposits	10,336	10,336	-	-
Cash held with respect to CVR Agreement	113	113	-	-
Restricted cash	312	312	-	-
Total financial assets	$78,427	$78,427	$-	$-

(in thousands)	December 31, 2021
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$11,202	$11,202	$-	$-
Short term deposits	10,004	10,004	-	-
Cash held with respect to CVR Agreement	113	113	-	-
Marketable securities	62,924	62,924	-	-
Restricted cash	321	321	-	-
Total financial assets	$84,564	$84,564	$-	$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2022 (UNAUDITED)

NOTE 13 –	EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these unaudited condensed consolidated financial statements were issued and determined that the following subsequent event necessitated disclosure:

As described in Note 9, the Company submitted the 2022 sepsis Grant Application to the IIA in January 2022. In May 2022, the IIA approved the 2022 Sepsis Grant Application in the total amount of NIS 4.0 million (approximately $1.2 million).